March 28, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mara L. Ransom, Assistant Director

Office of Consumer Products

RE: CAT9 Group Inc.

Registration Statement on Form S-1

File No. 333-222288

WITHDRAWAL OF ACCELERATION REQUEST

Dear Ms. Ransom:

Reference is made to our letter, filed as correspondence via EDGAR on March 27, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, March 28, 2018, at 12:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance in this matter.

Very truly yours,

CAT9 Group Inc.

/s/ WENFA ‘SIMON’ SUN

Wenfa ‘Simon’ Sun

President & CEO, Chairman of the Board of Directors

cc. Darian B. Andersen, General Counsel, P.C.

CAT9 Group Inc. Yudong Miaoshitai #46-9, Bana District, Chongqing, China 40321

www.cat9.cc

1